07022882

Morgan

The Morgan Crucible Company plc

20th April 2007

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

SEC MAIL RECEIVED PROCESSING
APR 23 2007
WASH. D.C. 209 SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED

APR 26 2007

THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	AGM Statement
Released	11:02 20-Apr-07
Number	2260V

RNS Number:2260V
Morgan Crucible Co PLC
20 April 2007

CHAIRMAN'S AGM STATEMENT

Your Company delivered another year of improved financial performance in 2006 with a further increase in top line growth and continued profit margin enhancement. In addition we announced the achievement of our target of double-digit margins at the half year results, nearly a year ahead of schedule.

We continue to challenge ourselves with our new goal of targeting mid-teen operating profit margins in favourable economic climates and double digit in bad times. To this end, we continue to improve the earnings quality of the Group by positioning ourselves in less commoditised markets with a greater focus on differentiated, value-added products. This shift in our product mix, combined with an ongoing focus on cost management and operational efficiencies, puts your Company in a good position to improve further.

Morgan Crucible has minimal net debt and substantially reduced its Group pension deficits in 2006. Its robust balance sheet positions the Group well to pursue acquisition targets that support and accelerate progress with our strategic priorities.

Trading in the first quarter of 2007 has been good and the order books in our businesses have continued to be solid. As a result, the Board remains confident about Morgan's prospects over the coming months. However, the continuing strength of sterling against the US dollar and other currencies, if sustained, will negatively impact our results.

Morgan Crucible delivered a strong set of results in 2006. Our strategy going forward is to continue to focus on higher growth, higher margin end markets whilst reducing the Group exposure to slower growing more commoditised markets. I am pleased to report that Morgan Crucible is in robust financial health and as such, the Board is able to recommend payment of an increased dividend.

None of the impressive achievements would be possible without the commitment of our 9,300 employees around the world. On your behalf I would like to thank all of them for their hard work and achievements in 2006, and our investors for their continued support.

Enquiries:

Victoria Gould	The Morgan Crucible Company plc	01753 837306
Robin Walker	Finsbury	020 7251 3801

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:20 18-Apr-07
Number	1243V

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 18 April 2007 it purchased for cancellation from JPMorgan Cazenove Limited 325,000 ordinary shares at an average price of 275.9197 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 286,120,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 286,120,142.

The above figure 286,120,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:18 19-Apr-07
Number	2078V

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 19 April 2007 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 271.1199 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 285,920,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 285,920,142.

The above figure 285,920,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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